UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 12, 2009
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains information on Credit Suisse Group AG and consists of the Credit Suisse Financial Report 4Q08, which is attached as an exhibit to this Form 6-K and all of which, except the sections entitled “Dear shareholders” and “Investor Information”, is incorporated herein by reference.

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).
The Financial Report 4Q08 contains financial information for the year ended December 31, 2008. The Group’s and the Bank’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2008 and the Group and the Bank have not finalized their Annual Report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

The Financial Report 4Q08 contains statements regarding the remediation of certain internal control matters. Management has not yet completed its assessment of the Group’s and the Bank’s internal control over financial reporting for the year ended December 31, 2008, and the independent registered public accounting firm has not yet completed its attestation of management’s assessment. In connection with the filing of the Group’s and the Bank’s Annual Report on Form 20-F for the year ended December 31, 2008, the Group and the Bank will provide management’s annual report on internal control over financial reporting and the registered public accounting firm’s attestation thereon, which have not yet been finalized.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s annual report on Form 20-F for the year ended December 31, 2007, and subsequent annual reports on Form 20-F filed by the Group with the US Securities and Exchange Commission (SEC) and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Legal proceedings
Credit Suisse is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and /or indeterminate amounts. Credit Suisse believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on Credit Suisse’s legal proceedings is set forth in Note 22 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 4Q08.
Huntsman Litigation
Huntsman Corporation has sued Credit Suisse Securities (USA) LLC (CSS LLC), along with another lender, in Texas state court alleging tortious interference in connection with the merger agreement between Hexion Specialty Chemicals and Huntsman and a prior merger agreement between Huntsman and Basell that was terminated in favor of the Hexion deal. Huntsman has also asserted causes of action for fraud, negligent misrepresentation and civil conspiracy. The jury trial is scheduled to begin in May 2009.

Auction Rate Securities
CSS LLC is responding to a number of customer demands and participating in Financial Industry Regulatory Authority arbitrations relating to the sale of certain auction rate securities (ARS) in connection with our Private Banking business. In addition, a lawsuit has been filed by a customer in the U.S. District Court for the Eastern District of New York against Credit Suisse alleging violations of the federal securities laws and various common law causes of action relating to the sale of certain ARS.

Exhibits
No. Description

99.1 Credit Suisse Financial Report 4Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: February 12, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer